EXHIBIT (23)





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                         Independent Auditors' Consent



The Board of Directors
Donegal Group Inc.

We consent to incorporation by reference in the registration statements (Nos. 33-85128 and 33-31287) on Form S-8 of Donegal Group Inc. of our report dated February 23, 1996, relating to the consolidated balance sheets of Donegal Group Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995, which report is incorporated by reference in the December 31, 1995 annual report on Form 10-K of Donegal Group Inc.

Our report refers to a change in the Company's method of accounting for investment securities effective January 1, 1994.


                                                           KPMG Peat Marwick LLP


Harrisburg, Pennsylvania
March 28, 1996